Exhibit 99.1
THE REVISION OF PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2008 are cordially invited to attend the Annual General Meeting of Shareholders.
1.	Date and Time: Tuesday, March 31, 2009, at 10:00 AM (Seoul Time)

2.	Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea

3.	Agenda
a)	Agenda to be reported

Agendum 1: Audit results and Business reports for the 2008 Fiscal Year (from January 1, 2008 to December 31, 2008)

b)	Agenda to be proposed for resolution

Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2008 Fiscal Year
2: Appointment of Directors
3: Approval of Amendment of Article of Incorporation
4: Approval of the Compensation Ceiling for the Directors in 2009 (The requested ceiling for 2009 is KRW 1.4 Billion)
Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2008 Fiscal Year
- Detailed information will be provided at the Annual General Meeting
Agendum 2: Appointment of Directors
2 persons were nominated as follows:
List of Candidates for Director

Name	Major experience	Remarks

Ono Toshiro	Gungho Online Entertainment, Executive Director and Chief
Administrative Officer (2008-present)
GameOn, CEO (2003-2008)
Chunsoft, Head of CEO Office (2000-2002)
Dezycube, General Manager, Administration (1997-2000)
Square, General Manager, Finance (1993-1997)
	Sikoku Bank (1984-1992)	Inside Director

Sakai Kazuya	Capri , CEO (2008.10-present)
Gungho Online Entertainment, Director and CFO (2004-present)
Gungho Online Entertainment Korea, CEO (2008)
Gungho Asset Management, CEO (2007)
	Expression Tools, Inc., CEO(1993-2003)	Inside Director

Agendum 3: Approval of Amendment of Article of Incorporation
- The Articles of Incorporation of Gravity Co., Ltd. shall be amended as follows.
[Before amendment]
Article 34 (Terms of Office of Directors)
The terms of office of directors shall be 3 years. However, in case such terms of office expire before the annual general meeting of shareholders regarding the last fiscal year following the end of the last fiscal year, the terms of office shall be extended to the end of the time of completion of such meeting of shareholders.
[After amendment]
Article 34 (Terms of Office of Directors)
The terms of office of directors shall be 1 year. However, in case such terms of office expire before the annual general meeting of shareholders regarding the last fiscal year following the end of the last fiscal year, the terms of office shall be extended to the end of the time of completion of such meeting of shareholders.
Additional clause
The amended Article 34 shall be applicable to and from the director who was appointed at the annual general meeting of shareholders held on March 2009.
Agendum 4: Approval of the Compensation Ceiling for the Directors
- For the 2009 fiscal year, it is proposed to maintain KRW 1.4 Billion as the total remuneration limit for Directors.